

Mail Stop 3720

June 16, 2009

John P. Fletcher
Executive Vice President and General Counsel
Windstream Corporation
4001 Rodney Parham Road
Little Rock, Arkansas 72212

> **Re: Windstream Corporation**
> **Form S-4**
> **Filed June 4, 2009**
> **File No. 333-159742**

Dear Mr. Fletcher:

This is to advise you that we are conducting a limited review of the filing noted above for compliance with comments outstanding on your Form 10-K for the fiscal year ended December 31, 2008 and the Form 10-Q for the quarterly period ended March 31, 2009. Upon resolution of these comments, we will be in a position to address a request for acceleration of your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or me at (202) 551-3810) with any other questions.

Sincerely,

/s

Larry Spirgel
Assistant Director

cc: Daniel L. Heard, Esq.
        T. Christopher Pledger, Esq.
        via facsimile at (501) 975-3001